UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

	By:	/S/ BAIZHONG XUE
	Name:	Baizhong Xue
	Title:	Chairman and Chief Executive Officer

Date: June 3, 2010

Exhibit Index

Exhibit 99.1	Press release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports First Quarter

2010 Financial Results

1Q10 Revenue up 16.8% to RMB69.7 Million YOY

1Q10 Non-GAAP Net Income As Adjusted up 54.9% to RMB18.8 Million YOY

Live Conference Call to be Held Thursday, June 3, 2010 at 8:00 am ET

Beijing, China, June 3, 2009 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hematological and cardiovascular products, today announced financial results for the first quarter of 2010.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are very pleased with our first quarter 2010 financial results, which demonstrate our continued market leadership and operational strength, driven by our high product quality, efficient operating platform and national presence.”

First Quarter 2010 Financial Highlights

•	Revenue increased 16.8% year over year to RMB69.7 million ($10.2 million1) from RMB59.7 million in the prior year period;

•	Baquting revenue increased 15.1% to RMB65.8 million ($9.6 million) from RMB57.2 million in the prior year period;

•	Gross margin was approximately 89.5%;

•	Operating income increased 40.2% to RMB21.3 million ($3.1 million) from RMB15.2 million in the prior year period;

•	Net income increased 52.4% to RMB17.1 million ($2.5 million), or RMB0.86 ($0.13) per diluted ADS[2], from RMB11.2 million, or RMB0.43 per diluted ADS in the prior period; and

•

Non-GAAP net income as adjusted, excluding non-cash foreign exchange gains/losses and share-based compensation expenses, increased 55.9% to RMB18.8 million ($2.8 million) from RMB12.1 million in the prior period.

First Quarter 2010 Financial Performance

First quarter 2010 revenue increased 16.8% to RMB69.7 million ($10.2 million) from RMB59.7 million in the first quarter of 2009. Revenue from Baquting increased 15.1% to RMB65.8 million ($9.6 million) from RMB57.2 million in the prior year’s period. Revenue from Adenosine (Aiduo and Aiwen) was RMB0.8 million ($123,443) compared to RMB1.3 million in the prior year period, and revenue from other products increased to RMB3.1 million ($447,504) from RMB1.2 million in the prior period.

For the first quarter of 2010, gross profit increased 17.0% to RMB62.4 million ($9.1 million) from RMB53.3 million in the prior year’s period. Gross margin for the first quarter of 2010 was 89.5%, compared to 89.3% in the first quarter of 2009.

Operating income increased 40.2% to RMB21.3 million ($3.1 million) in the first quarter of 2010, from RMB15.2 million in the comparable period of 2009. Operating margin was 30.6% in the first quarter of 2010, up from 25.5% in the prior year period.

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2010, were made at the noon buying rate of RMB6.8258 to USD1.00 on March 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.
2.	American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

Selling, marketing and distribution expenses remained relatively flat on a year over year basis at RMB25.0 million ($3.7 million), but declined as a percentage of revenue compared to prior periods, as the Company conducted fewer marketing activities. Research and development expenses were approximately 4.5% of revenue and increased 71.8% to RMB3.1 million ($458,000) in the first quarter from RMB1.8 million in the prior period, primarily attributable to expenses related to the research and development of hemocoagulase technologies, adenosine indications and other products. General and administrative expenses increased 32.3% to RMB12.9 million ($1.9 million) in the first quarter from RMB9.8 million in the prior year’s period. The increase primarily reflects share-based compensation expense as well as additional costs related to the growth of the business, including recruitment of new professionals and compliance-related costs to support operations as a U.S. listed public company.

Provision for income taxes in the first quarter of 2010 was RMB4.4 million ($647,000), representing an effective tax rate of 20.6%, up from RMB2.7 million, an effective tax rate of 19.6% in the prior year period. Income tax expenses increased in line with the increase in profit before tax.

Net income increased 52.4% to RMB17.1 million ($2.5 million), or RMB0.86 ($0.13) per diluted ADS in the first quarter of 2010, from RMB11.2 million, or RMB0.43 per diluted ADS, in the prior period. Non-GAAP net income, as adjusted, excluding non-cash foreign exchange gains/losses and share-based compensation expenses, increased 55.9% to RMB18.8 million ($2.8 million) from RMB12.1 million in the prior period.

The Company had approximately 159.5 million weighted average diluted shares, or 19.9 million ADSs, as of March 31, 2010, compared to 96.0 million weighted average diluted shares, equivalent to 12.0 million ADSs, outstanding as of March 31, 2009.

As of March 31, 2010, the Company had cash and cash equivalents of RMB308.0 million ($45.1 million), compared to RMB351 million as of December 31, 2009.

Foreign Exchange and Non-Cash Share-Based Compensation Expense Discussion

The Company recorded foreign exchange gains related to the re-valuation of the Company’s U.S. dollar denominated preference shares, issued in December 2007, against the Renminbi, of approximately RMB24,000 ($3,516) for the first quarter of 2009. All preference shares have been converted automatically into the Company’s ordinary shares upon the completion of its initial public offering in December 2009.

The Company also recognized non-cash share-based compensation expense of approximately RMB1.8 million ($258,000) for the first quarter of 2010, compared to RMB0.9 million for the prior year period.

Please refer to the non-GAAP presentation provided in the appendix for a year over year comparison of non-cash share-based compensation expense and foreign exchange gains.

Update on New Product Pipeline

The Company’s key product candidates currently include Kaitong, a product in-licensed from Jilin Yuhua Pharmaceutical Co., Ltd., and Dipyridamole Aspirin, a product developed internally by Nuokang.

Today the Company provided the following updates on its new product portfolio:

•

Kaitong: The Company’s partner, Jilin Yuhua, submitted supplementary chemical manufacturing control data (“CMC data”) to the China State Food and Drug Administration (“SFDA”) in the second quarter of 2010. The Company is currently awaiting results of the SFDA review.

•

Dipyridamole Aspirin: As planned, the Company scheduled an on-site inspection and quality verification with the SFDA. This is a final step leading to receipt of the manufacturing license. The Company maintains its belief that the approval will be obtained in 2010.

Chairman Xue concluded, “We continue to actively navigate the Kaitong approval process with our partner, Jilin Yuhua. Additionally, we are pleased that the on-site inspection and quality verification for Dipyridamole Aspirin has been scheduled and we feel comfortable that the process is moving along as planned.”

Financial Outlook

Mr. Robert Pu, Chief Financial Officer of the Company, said, “In 2010, we will continue to execute on our growth strategies by deepening and broadening our hospital coverage. We reiterate that we are targeting revenue in the range of $51 to $53 million in 2010, driven by our ongoing organic growth and leadership in the hemocoagulase market.”

This forecast does not include potential revenue contributions from products not yet launched, such as Kaitong, and reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 am ET on Thursday, June 3, 2010 to discuss first quarter 2010 results.

Listeners may access the call by dialing:

United States toll free:	1-866-804-6929
International:	1-857-350-1675
China toll free:	800-7122655
Hong Kong toll free:	800-963844
United Kingdom toll free:	0808-2347616
Conference ID:	89012332

A telephone replay will be available beginning two hours after the conclusion of the call and will be available through June 10, 2010. Listeners may access the replay by dialing:

United States toll free:	1-888-286-8010
International:	1-617-801-6888
Conference ID:	85921734

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hematological and cardiovascular products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Aiduo®, a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated December 10, 2009, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s dependence on its flagship product Baquting; limitations in the Company’s ability to successfully maintain the selling prices of its established products or to develop and commercialize new products; the Company’s reliance on a limited number of suppliers and distributors; the Company’s dependence on senior management and key research and development personnel; the Company’s ability to access adequate working capital; the Company’s ability to protect its intellectual property, trade secrets, and proprietary know-how; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated December 10, 2009.

Use of Non-GAAP Financial Measures

The Company has included in this press release the non-GAAP net income as adjusted, which is defined as net income excluding the effect of foreign exchange gains related to the re-valuation of the Company’s U.S. dollar denominated preference shares issued in December 2007 against the Renminbi, the Company’s functional currency, as well as the share-based compensation expenses. The Company believes that both management and investors benefit from referring to the non-GAAP net income as adjusted in assessing the performance of the Company and when planning and forecasting future periods. The Company believes that the non-GAAP net income as adjusted provides meaningful supplemental information regarding its operating results and the Company will continue to monitor such non-GAAP presentation in the future. The use of non-GAAP net income as adjusted has limitations and the readers should not consider non-GAAP net income as adjusted in isolation from or as alternatives to consolidated income data prepared in accordance with U.S. GAAP, or as a measure of profitability, and should refer to the reconciliation of non-GAAP net income as adjusted with net income also included herein.

Contact Information

ICR, LLC

In the U.S.: Ashley M. Ammon and Christine Duan: 1-646-277-1227

In China: Wei-Jung Yang and Wen Lei Zheng: 86-10-6599-7968

CONSOLIDATED STATEMENTS OF INCOME

FOR THE QUARTER ENDED MARCH 31, 2000 AND 2010

	1Q 2009	1Q 2010
	(RMB’000)	(RMB’000)	(US$’000)

Net revenue	59,730	69,739	10,217
Cost of revenue	(6,410)	(7,345)	(1,076)

Gross profit	53,320	62,394	9,141

Operating expenses
Research and development costs	(1,821)	(3,129)	(458)
Selling, marketing and distribution expenses	(26,520)	(25,016)	(3,665)
General and administrative expenses	(9,771)	(12,925)	(1,894)

Total operating expenses	(38,112)	(41,070)	(6,017)

Operating profit	15,208	21,324	3,124
Interest income	149	285	42
Interest expense	(1,741)	(1,918)	(281)
Other income, net	316	1,798	263

Income before income tax expense	13,932	21,489	3,148
Income tax expense	(2,733)	(4,419)	(647)

Net income	11,199	17,070	2,501

Net loss attributable to non- controlling interest	—	(1)	—

Net income	11,199	17,071	2,501

Accretion of Series A convertible redeemable preference shares	(3,676)	—	—
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	(2,324)	—	—

Net income attributed to ordinary shares	5,199	17,071	2,501

Net income per share
Basic	0.05	0.11	$0.02
Diluted	0.05	0.11	$0.02

Shares used in net income per share computation
Basic	95,447,648	158,425,985	158,425,985
Diluted	95,958,712	159,543,875	159,543,875

Net income per ADS
Basic	0.44	0.86	$0.13
Diluted	0.43	0.86	$0.13

Shares used in net income per ADS computation
Basic	11,930,956	19,803,248	19,803,248
Diluted	11,994,839	19,942,984	19,942,984

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 and MARCH 31, 2010

	December 31,	March 31,
	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	351,258	307,975	45,119
Restricted cash	34,200	34,200	5,010
Other investment - Current	2,000	—	—
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 and RMB63,799 (US$9,347) as of December 31, 2009 and March 31, 2010, respectively)	103,719	125,279	18,354
Bills receivable	34,346	25,899	3,794
Inventories	14,765	16,678	2,443
Prepayments and other receivables	26,976	38,666	5,664
Prepaid income tax	6,397	8,093	1,186
Deferred tax assets	1,171	477	70

Total current assets	574,832	557,267	81,640

Non-current assets:
Property, plant and equipment, net	163,915	180,331	26,419
Land use rights, net	26,212	26,097	3,823
Intangible assets, net	8,369	8,233	1,206
Other Investments-Non current	3,414	3,414	500
Deferred tax assets	4,712	4,891	717

Total non-current assets	206,622	222,966	32,665

TOTAL ASSETS	781,454	780,233	114,305

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	125,618	122,432	17,936
Accounts payable	1,924	1,881	275
Accrued expenses and other payables	29,994	14,034	2,056
Income tax payable	8,885	7,672	1,124
Unrecognized tax benefits	809	809	119
Deferred tax liability	16	153	22

Total current liabilities	167,246	146,981	21,532

Non-current liabilities:
Deferred tax liabilities	1,858	1,916	281
Deferred government grants	19,258	19,157	2,807
Long-term payable	10,557	10,742	1,573

Total non-current liabilities	31,673	31,815	4,661

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 158,420,142 shares issued and outstanding as of December 31, 2009 and March 31, 2010)	597	597	87
Additional paid-in capital	451,716	453,539	66,445
Retained earnings	128,071	145,142	21,264

Total shareholders’ equity	580,384	599,278	87,796

Non-controlling interests	2,151	2,159	316

TOTAL EQUITY	582,535	601,437	88,112

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	781,454	780,233	114,305

Reconciliation of Non-GAAP Net Income As Adjusted with Net Income

	Three months ended March 31,
	2009	2010
	RMB’000	RMB ‘000

Net Income	11,199	17,071

Foreign exchange gains from re-valuation of preference shares	(24)	—

Share-based compensation expenses	903	1,760

Non-GAAP adjusted net income	12,078	18,831